*FOIA Confidential Treatment Request* Confidential Treatment Requested by RAPT Therapeutics, Inc. in connection with Registration Statement on Form S-1

Michael Tenta

+1 650 843 5636

mtenta@cooley.com

July 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski Mr. Dietrich King Ms. Sasha Parikh Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc. Registration Statement on Form S-1 Filed July 5, 2019 File No. 333-232572 CIK No. 0001673772

Ladies and Gentlemen:

On behalf of RAPT Therapeutics, Inc. (“RAPT” or the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-232572) filed with the Commission on July 5, 2019 (the “Registration Statement”). We are providing this letter in response to comment 11 from the Staff received by letter dated June 19, 2019, relating to the Draft Registration Statement originally confidentially submitted on May 24, 2019.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (650) 843-5636 rather than rely on the U.S. mail for such notice.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Two	Confidential Treatment Requested by RAPT Therapeutics, Inc.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Preliminary IPO Price Range”) for its IPO, after giving effect to a reverse stock split, pursuant to which each [*] outstanding shares of its capital stock will be combined into one share of capital stock (the “Proposed Reverse Stock Split”). The Company anticipates effecting the Proposed Reverse Stock Split before commencing marketing efforts for the IPO, and the information contained in this letter gives effect to the Proposed Reverse Stock Split. As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined pursuant to recent discussions between the Company and the underwriters for the IPO. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial public offerings and input received from the lead underwriters, including discussions that took place during a meeting of the Company’s board of directors (the “Board”) on June 27, 2019, that included representatives of the underwriters.

The Company expects to include the price range and the approved Proposed Reverse Stock Split in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes the significant assumptions used during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019. The Company will reevaluate each of these assumptions, and update them as appropriate, when granting new equity awards and in preparing its financial statements for future filings.

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the Company’s stage of development;

•	progress of the Company’s research and development efforts;

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Three	Confidential Treatment Requested by RAPT Therapeutics, Inc.

•	the impact of significant corporate events or milestones;

•	material risks related to the business;

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	rights, preferences and privileges of the preferred stock relative to those of the common stock;

•	equity market conditions affecting comparable public companies;

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

•	that the grants involved illiquid securities in a private company.

Stock-Based Compensation Expense

The Company’s stock-based compensation expense for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019 were approximately $0.7 million (2.44% of total operating expenses), $1.2 million (3.17% of total operating expenses), and $0.4 million (3.95% of total operating expenses), respectively.

Stock Options Grants

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters in the Registration Statement, the Company provides the Staff with the following information in relation to stock options granted during the period from January 1, 2018 through the date hereof (with the share numbers, per share exercise prices and fair values not adjusted to reflect the Proposed Reverse Stock Split):

Grant Date	Number of shares underlying stock options granted	Per share exercise price of options	Estimated fair value per share of common stock
March 28, 2018	2,589,005	$1.03	$1.03
June 14, 2018	113,000	$1.03	$1.03
September 12, 2018	182,600	$1.03	$1.03
December 5, 2018	100,000	$1.03	$1.03
March 28, 2019	1,334,650	$1.05	$1.05
June 27, 2019	785,000	$2.27	$2.27

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Four	Confidential Treatment Requested by RAPT Therapeutics, Inc.

Common Stock Valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Board considers the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent preferred stock financing transactions, the Company’s stage of development, the Company’s laboratory, operating and financial performance and business and financial market conditions generally and in the targeted and personalized cancer diagnostic sector. Each of the stock option valuation dates from December 14, 2017 are discussed below.

Common Stock Valuation Methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•

Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•

Current Value Allocation Method. Under the current value allocation method (“CVA”) the equity value is allocated as if the enterprise were to be liquidated on the date of valuation. The distribution waterfall is applied and the values of the securities are calculated. This method is applicable in extremely early ventures and when a liquidation event is imminent.

•

Hybrid Method. The hybrid method (“Hybrid Method”) is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one of more of the scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the Company has transparency into one or more near term exits but is unsure what will occur if the current plans fall through.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Five	Confidential Treatment Requested by RAPT Therapeutics, Inc.

December 14, 2017 Valuation

The Company received an independent third-party valuation of its common stock as of December 14, 2017 that indicated that the fair value of the common stock on that date was $1.03 per share.

This valuation used a market approach and employed an OPM model to allocate the equity value to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated overall equity volatility of 75.0% and an expected time to liquidity event of 1.96 years. A weighted average discount for lack of marketability of 34.0% was then applied as a result of the Company being privately held, resulting in a fair value of the Company’s common stock of $1.03 per share.

The Board determined the estimated fair value of the Company’s common stock to be $1.03 per share as of December 14, 2017.

December 18, 2018 Valuation

The Company received an independent third-party valuation of its common stock as of December 18, 2018 that indicated that the fair value of the common stock on that date was $1.05 per share.

This valuation used a market approach and employed an OPM model to allocate the equity value to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated overall equity volatility of 70.9% and an expected time to liquidity event of 1.61 years. A weighted average discount for lack of marketability of 31.5% was then applied as a result of the Company being privately held, resulting in a fair value of the Company’s common stock of $1.05 per share.

The Board determined the estimated fair value of the Company’s common stock to be $1.05 per share as of December 18, 2018.

March 31, 2019 Valuation

The Company received an independent third-party valuation of its common stock as of March 31, 2019 that indicated that the fair value of the common stock on that date was $1.80 per share.

This valuation utilized a hybrid version of the PWERM that incorporated discrete outcomes-based scenarios, a long-range OPM scenario, and the implied value provided by the Company’s most recent round of financing and aspects of both the market and income approaches. This valuation estimated the Company’s equity value using a 40% equity discount rate. The model incorporated four different outcomes including stay-private, M&A, and two different IPO scenario. The equity value for the IPO and M&A scenarios was derived using a CVA at the assumed exit event and allocated using PWERM to the securities outstanding based on their liquidation preferences and other rights. The equity value for the stay-private scenario was allocated under OPM.

The weighted average time to liquidity was 0.68 years and each scenario yielded a different value indication for the common shares. These values were weighted based on the associated probability of each scenario, resulting in a concluded value of each common share of $1.80. A weighted average discount for lack of marketability of 17.5% was applied as a result of the Company being privately held, resulting in a fair value of the Company’s common stock of $1.80 per share.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Six	Confidential Treatment Requested by RAPT Therapeutics, Inc.

The Board determined the estimated fair value of the Company’s common stock to be $1.80 per share as of March 31, 2019.

June 10, 2019 Valuation

The Company received an independent third-party valuation of its common stock as of June 10, 2019 that indicated that the fair value of the common stock on that date was $2.27 per share.

This valuation utilized a hybrid version of the PWERM that incorporated aspects of both the market and income approaches to estimate the Company’s equity value using a 40% equity discount rate.

The model incorporated two different outcomes including stay-private and IPO. The equity value for the IPO scenario was derived using a CVA at the assumed exit event and allocated using PWERM to the securities outstanding based on their liquidation preferences and other rights. The equity value for the stay-private scenario was allocated under OPM.

The weighted average time to liquidity was 0.26 years and each scenario yielded a different value indication for the common shares. These values were weighted based on the associated probability of each scenario, resulting in a concluded value of each common share of $2.27. A weighted average discount for lack of marketability of 25.6% was applied as a result of the Company being privately held, resulting in a fair value of the Company’s common stock of $2.27 per share.

The Board determined the estimated fair value of the Company’s common stock to be $2.27 per share as of June 10, 2019.

Factors Contributing to Differences Between Grant Date Estimated Fair Values and the Estimated IPO Price

The Company believes the following factors, along with those set forth above with respect to each of the options granted by the Company since January 1, 2018, explain the difference between the estimated fair values of the Company’s common stock on those grant dates and the anticipated midpoint of the Preliminary IPO Price Range.

•

The Preliminary IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, assumes a 100% probability of the consummation of the IPO and that, if issued in the IPO, the shares will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through the date hereof and the Preliminary IPO Price Range. At the time of the June 27, 2019 grants, the Company had confidentially submitted its draft registration statement to the Commission, but had not publicly filed the Registration Statement.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Seven	Confidential Treatment Requested by RAPT Therapeutics, Inc.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range described assumes the conversion, on a share-for-share basis, of all of the preferred stock into common stock upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the common stock after the IPO.

•

Since June 2019, the Company has conducted “testing the waters” meetings and received preliminary feedback on the Company’s potential value. The Company may continue to conduct such “testing the waters” meetings through the period prior to its road show.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets, provide enhanced operational flexibility, strengthen the Company’s brand recognition and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate.

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the Preliminary IPO Price Range.

•

The Preliminary IPO Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

•	Increased market volatility, particularly in the biotechnology sector, continuing in the third quarter of 2019.

•	Since the June 10, 2019 valuation, the Company has filed a Clinical Trial Application in Europe for its lead inflammation drug candidate, RPT193.

As described above, the per-share exercise prices of the stock options granted since January 1, 2018 were supported by contemporaneous independent valuations of the underlying common stock. Accordingly, the Company and the Board consider these prices to represent a bona fide estimate of the fair value of the common stock as of the grant date.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Eight	Confidential Treatment Requested by RAPT Therapeutics, Inc.

Understandings

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Nine	Confidential Treatment Requested by RAPT Therapeutics, Inc.

Please contact me at (650) 843-5636 or Sale Kwon at (650) 843-5981 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Michael Tenta
Michael Tenta

cc:	Brian Wong, RAPT Therapeutics, Inc.
Eric Hall, RAPT Therapeutics, Inc.
Karen C. Lam, RAPT Therapeutics, Inc.
Sale Kwon, Cooley LLP
Bruce Dallas, Davis Polk & Wardwell LLP

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com